LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2013	sbrown@luselaw.com

March 20, 2017

Via EDGAR

David Lin

Attorney-Advisor

Office of Financial Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc.
Registration Statement on Form S-4
Filed January 26, 2017
File No. 333-215749

Dear Mr. Lin:

We are in receipt of your letter dated February 22, 2017 regarding the review of the Registration Statement on Form S-4 for First Interstate BancSystem. (the “Company”), which was filed on January 26, 2017. The following paragraphs reference the comment cited and the Company’s response to that comment.

SEC Comment

Description of the Merger

Unaudited Prospective Financial Information, page 73

1.	We note your statement on page 74 that the inclusion of the financial projections “should not be deemed an admission or representation by Cascade or First Interstate that it is viewed as material information .. . . .” You also state that such projections are “not being included to influence your decision whether to vote for the merger agreement” and are being provided “solely” because they were made available to other parties in connection with the merger. These statements unduly limit a shareholder’s reliance on the registration statement disclosures. Please remove or revise as appropriate.

Response

The Joint Proxy Statement/Prospectus has been revised to remove the identified statements.

LUSE GORMAN, PC

ATTORNEYS AT LAW

David Lin

March 20, 2017

Exhibit 8.1 – Form of Opinion of Luse Gorman, PC

Exhibit 8.2 – Form of Opinion of Hunton & Williams LLP

2.	We note that the forms of tax opinion filed as Exhibits 8.1 and 8.2 are in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise your tax disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the assumption in the penultimate paragraph on page 77 that the merger will constitute a “reorganization” under Section 368(a) of the Internal Revenue Code) and instead provide a firm conclusion regarding the material tax consequences to investors. Also revise your disclosure to state clearly that the disclosure in the tax consequences section is counsels’ respective opinion. Alternatively, please have each counsel revise to provide a long-form opinion.

Response

The tax disclosure contained in the Joint Proxy Statement/Prospectus has been revised to remove any implication that the tax consequences of the merger transaction are uncertain, to provide a firm conclusion regarding the material tax consequences to investors and to state clearly that the disclosure in the tax consequences section is counsels’ respective opinion.

3.	Please have counsel to Cascade Bancorp revise paragraphs C.3 and C.5 of Exhibit 8.2 to remove the assumption regarding qualification as a statutory merger under Oregon and Montana law, as it is inappropriate to assume any legal conclusion underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Response

Exhibit 8.2 has been revised to remove the assumption regarding qualification as a statutory merger under Oregon and Montana law.

*    *    *    *    *

We believe the foregoing is responsive to the Staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2013.

Very truly yours,

/s/ Scott A. Brown
Scott A. Brown

cc:	Jessica Livingston, Esq.
Kirk D. Jensen, Esq.